April 2, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Mr. Larry Greene

Re:	Harris & Harris Group, Inc. (the "Company")

Dear Mr. Greene:

Please find attached Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the "Registration Statement"), which was transmitted electronically for filing on the date even herewith on behalf of the Company pursuant to the Securities Act of 1933, (2) the General Instructions to Form N-2, and (3) Rules 101 and 102 under Regulation S-T. The Registration Statement is marked to show changes from Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, filed with the Securities and Exchange Commission on April 23, 2007.

We will file a request for acceleration of the effectiveness of this Registration Statement after any remaining comments have been received and resolved. If you have any questions, please contact the undersigned (212) 582-0900, extension 15 or Richard Prins from Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2790.

Very truly yours,

/s/ Sandra Matrick Forman

Sandra Matrick Forman
General Counsel